

07004681

S
COMMISSION
0549

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REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25716

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DRU STOCK, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 BROADWAY, SUITE 17-J
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TIMOTHY O'CONNELL 212-344-3116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN AND ASSOCIATES, LLC.
(Name – *if individual, state last, first, middle name*)

143 WESTON ROAD	WESTON	CT	06883
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY O'CONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DRU STOCK, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

E.V.P

Title

Darin Kanzel
Notary Public, State of New York
No. 01KA6156041
Qualified in Queens County
Commission Expires November 20, 2010



Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRU STOCK, INC.

CONTENTS


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. DC
213
SECTION

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Halpern & Associates, LLC
Certified Public Accountants and Consultants
143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Dru Stock, Inc.

We have audited the accompanying statement of financial condition of Dru Stock, Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dru Stock, Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 19, 2007

DRU STOCK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$153,487
Receivable from brokers and dealers	463,083
Computer equipment	8,769
Other assets	29,148
TOTAL ASSETS	$654,487

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$248,960
SHAREHOLDERS' EQUITY	
Common stock, $100 par value, 100 shares authorized; issued and outstanding	10,000
Additional paid-in capital	73,333
Retained earnings	322,194
TOTAL SHAREHOLDERS' EQUITY	405,527
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$654,487

The accompanying notes are an integral part of this statement.

DRU STOCK, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Dru Stock, Inc. was originally formed and organized, in June 1980, under the laws of the State of Illinois. Effective November 17, 2006, Dru Stock, Inc. converted from an Illinois corporation to a newly formed New York corporation, by way of merger. The New York corporation, Dru Stock, Inc. (the "Company"), acquired substantially all of the assets, assumed substantially all of the liabilities and is continuing the business of the Illinois corporation. There was no change of ownership or control as a result of the merger. The Company registered as a broker with the Securities and Exchange Commission and is a member of the New York Stock Exchange. In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2006, the receivable from brokers and dealers reflected on the statement of financial condition included $463,083 due from this clearing broker was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

For purposes of the statement of cash flows, the Company considers money market funds to be cash equivalents.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect reported amounts in the financial statements.

DRU STOCK, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

The Company's financial instruments that are potentially exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with quality financial institutions. At times, cash balances may be in excess of balances insured by FDIC.

3. PROVISION FOR INCOME TAXES

The Company is recognized as an S-Corporation by the Internal Revenue Service. As an S-Corporation, the Company is subject to New York City General Corporation Tax and a New York State surcharge, while the shareholders are liable for federal and state income taxes on the Company's taxable income. The provision for New York City Corporation tax was calculated using the Alternative Method which does not allow a full deduction for officers' compensation.

4. EMPLOYEE BENEFIT PLAN

The Company has a money-purchase pension plan for all employees who meet plan eligibility requirements, whereby it contributes to the plan based on the participants' compensation.

The Company also has a defined contribution plan under Section 401(k) of the Internal Revenue Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code.

Company contributions to these plans are discretionary and are determined annually by the Company. For the year ended December 31, 2006 the Company elected not to make a pension contribution.

5. COMMITMENT

The Company leases office space with a lease expiring on 2/28/2007. The future lease commitment relating to this arrangement is $5,600.

DRU STOCK, INC.

NOTES TO FINANCIAL STATEMENTS (continued)

FOR THE YEAR ENDED DECEMBER 31, 2006

6. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of 271,445 which exceeded the minimum requirement of $16,597 by $254,848. The Company's ratio of aggregate indebtedness to net capital ratio was .92 to 1.

END